July 17, 2006


By facsimile to (303) 223-1111 and U.S. Mail


Mr. Howard Brill
President and Chief Executive Officer
Global Employment Holdings, Inc.
10375 Park Meadows Drive, Suite 375
Lone Tree, CO 80124

Re:	Global Employment Holdings, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-1
	Filed July 10, 2006
File No. 333-133666

Dear Mr. Brill:

	We reviewed the filing and have the comments below.

Prior Comment 6

1. The $21,151,892 restricted stock compensation expense in the January 1, 2006 Statements of Operations should also be classified as a component of operating income (loss). Also, given that SFAS 123(R)
has been adopted, please update the assessment of implementation on page F-9.

Prior Comment 10

2. We understand that your accounting for the series C and D preferred stock was based on the guidance in EITF D-98 and SFAS 150.
We understand that the preferred stock was classified as temporary equity at January 2, 2005 because the preferred stockholders controlled a majority of the board of directors and, presumably, could unilaterally force GES to engage in a transaction which would trigger the share redemption program outlined in the master investment agreement. We understand that the preferred stock was revalued in the quarter ended January 1, 2006 based on management`s assessment, as described in your June 19, 2006 letter, that redemption was probable. The $36,692,909 revaluation is classified as a non-operating expense in the January 1, 2006 Statement of Operations. Please clarify for us why this amount was classified as an expense rather than as an adjustment to income attributable to common shareholders. In this regard, see the guidance in paragraph 18 of EITF D-98. We note also the guidance in paragraph 26 of EITF D-
98.

	Please note the disclosures outlined in paragraph 26 of SFAS
154.

Exhibits

3. We note the response to prior comment 2. Unlike Item 601(b)(2) of
Regulation S-K, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety, absent an order granting confidential treatment. Attachments include, for example, annexes, appendices, exhibits, and schedules.
It does not appear that you filed exhibit A to exhibit 10.17 or schedules 6.3 and 6.4 to exhibit 10.19. Please refile in their entirety these exhibits and the other exhibits identified in comment
53 in our May 25, 2006 letter.

4. We note the response to prior comment 2 concerning exhibits
10.22,
10.23, and 10.24 to the current report on Form 8-K dated March 31, 2006 and filed April 4, 2006. Since executed agreements supersede those exhibits, file by amendment the executed agreements as exhibits.

Exhibit 23.3

5. Refer to prior comment 14. Revise to identify with specificity the registration statement for which the consent is provided.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Global may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Global thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Global and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Global requests acceleration of the registration statement`s effectiveness, Global should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Global from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Global may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Global provides us in our review of the registration statement or in response to our comments on the registration statement.

      We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or
Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Adam J. Agron, Esq.
	Brownstein Hyatt & Farber, P.C.
	410 17th Street, 22nd Floor
	Denver, CO 80202



Mr. Howard Brill
July 17, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE